EXHIBIT 77C


Matters Submitted To A Vote of Security Holders (Unaudited)

A special meeting of the shareholders of the Lord Abbett Developing Local Markets Fund (the "Fund") was held on May 21, 2007. The meeting was held for the purpose of approving the proposal to change the Fund's investment objective.

The results of the proxy solicitation on the preceding matter were as follows:

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          Matter                      Votes For     Votes Against    Abstentions
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Proposal 1 - Proposal to
change the Fund's
investment objective                4,482,193.752    364,970.839     146,982.052
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